SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 2, 2003
(Date of earliest event reported)

PAYCHEX, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	0-11330	16-1124166
(State of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

911 PANORAMA TRAIL SOUTH, ROCHESTER, NEW YORK   14625-2396
(Address of principal executive offices)   (Zip Code)

(585) 385-6666
(Registrant's telephone number, including area code)

ITEM 9. REGULATION FD DISCLOSURE

The registrant's press release dated October 2, 2003, is furnished (not filed) as Exhibit 99.1. This press release announces that the Company's Board of Directors has declared an increase in the Company's quarterly dividend from $.11 per share to $.12 per share payable November 17, 2003 to shareholders of record November 3, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


PAYCHEX, INC.


Date:	October 3, 2003	/s/ B. Thomas Golisano
		B. Thomas Golisano Chairman, President and Chief Executive Officer
Date:	October 3, 2003	/s/ John M. Morphy
		John M. Morphy Senior Vice President, Chief Financial Officer and Secretary


EXHIBIT INDEX


Exhibit 99.1 Press Release of Paychex, Inc. Dated October 2, 2003